Exhibit 3.1

American Capital Mortgage Investment Corp.
Amendment No. 2 to Amended and Restated Bylaws
Article II, Section 7. VOTING. A majority of all the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to elect a director; provided that if the number of nominees exceeds the number of directors to be elected, each director shall be elected by the vote of a plurality of the votes cast. For purposes of this Section, a majority of the votes cast means that the number of votes cast “for” a director nominee must exceed the votes cast “against” that nominee. Each share may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted. A majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required by statute or by the charter of the Corporation. Unless otherwise provided by statute or by the charter, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders. Voting on any question or in any election may be viva voce unless the chair of the meeting shall order that voting be by ballot or otherwise.